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EXHIBIT 99.1

                       THE COMPLETION OF SHARE RETIREMENT.

1. Date of Share Retirement registration : October 16, 2003

2. Number of Shares Retired : 1,815,640 Common Shares

3. Total Value of Shares Retired : KRW 253,380,750,440

4. Par Value : KRW5,000

5. Total Number of Outstanding Shares before Share Retirement : 90,781,795

6. Total Number of Outstanding Shares after Share Retirement : 88,966,155

7. Date of Share Retirement ; October 16, 2003